Filed by Apollo Tactical Income Fund Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Apollo Senior Floating Rate Fund Inc.

File No. 333-254419

Date: June 29, 2021

Apollo Senior Floating Rate Fund Inc.

and Apollo Tactical Income Fund Inc.

Preliminary Results of AIF Special Meeting; Adjournment of AFT Special Meeting

New York, NY. June 29, 2021 – Apollo Credit Management, LLC (“Apollo”) announced today that at a Joint Special Meeting of stockholders on June 28, 2021 of Apollo Tactical Income Fund Inc. (NYSE: AIF) and Apollo Senior Floating Rate Fund (NYSE: AFT) (AIF and AFT together, the “Funds”), stockholders of AIF have approved the issuance of additional shares of AIF common stock in connection with the reorganization of AFT with and into AIF, with AIF continuing as the surviving Fund (the “Reorganization”). Stockholders of AIF also approved the amendment of AIF’s fundamental investment restriction with respect to making loans as described in the Joint Proxy Statement/Prospectus of AIF dated May 18, 2021 (the “Proxy Statement”).

Apollo also announced today that the Joint Special Meeting with respect to AFT has been adjourned until August 9, 2021 at 9:00 a.m. (Eastern Time) to allow stockholders of AFT additional time to submit their voting instructions regarding the proposals described in the Proxy Statement and to permit additional solicitation of AFT stockholders. To participate in the Meeting, AFT stockholders as of the record date, April 13, 2021, should visit https://www.viewproxy.com/ApolloFundsSM/2021 and follow the instructions outlined on the website. The Reorganization remains subject to approval by AFT stockholders.

Additional Information about the Reorganization and Where to Find It

The Funds and their respective directors, officers and employees, and Apollo and its affiliates and its and their shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the Reorganization. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Funds’ respective directors, officers and employees, and Apollo and its shareholders, officers and employees and other persons by reading the Proxy Statement.

INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY. THE PROXY STATEMENT CONTAINS INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS.

The Proxy Statement does not constitute an offer to buy or sell securities in any state where such offer or sale is not permitted. Security holders may obtain free copies of the Proxy Statement and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by visiting https://www.apollofunds.com/apollo-funds-shareholder-meetings. In addition, free copies of the Proxy Statement and other documents filed with the SEC may also be obtained by directing a request to:

Apollo Contact Information:

Product Literature

877-864-4834

Investors

Taylor Reinhardt

Investor Relations Director

Apollo Global Management, Inc.

917-472-4030

treinhardt@apollo.com

Forward-Looking Statements

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases. These statements include, but are not limited to, discussions related to each Fund’s expectations regarding the performance of its business, its liquidity and capital resources and the other non-historical statements in the discussion and analysis. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “estimate,” “expect,” “intend” and similar expressions are intended to identify forward-looking statements. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. These statements are subject to certain risks, uncertainties and assumptions, including risks relating to our dependence on certain key personnel, our ability to raise new Private Equity or Capital Markets funds, market conditions, generally, our ability to manage our rapid growth, fund performance, changes in our regulatory environment and tax status, the variability of our revenue, net income and cash flow, our use of leverage to finance our businesses and investments by our funds and litigation risks, among others.

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